Exhibit 99.6

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL APPOINTS NEW VICE-PRESIDENT

Vancouver, BC, – 18 October 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging international developer of small scale refineries integrated with local crude oil feedstock production, today announced that it has appointed Byron Tsokas to the position of Vice President of Business Development with the Company.

Mr. Tsokas will head up the Company's Vancouver office and report directly to the CEO. He will be directly responsible for identifying and coordinating new business initiatives with strategic, financial, and technology partners and markets in North America in support of the Company's expanding business operations in Indonesia. He will also be charged with the task of expanding the Company's media outlets and handling communications with existing and potential stakeholders of the Company.

Mr. Tsokas is a resident of Calgary, Canada. He holds a Bachelor’s degree in Geology from the University of British Columbia and a Graduate Diploma in Business Administration from the Beedie School of Business at Simon Fraser University. He is registered as a practicing Professional Geologist (P. Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and has been actively involved in the exploration and development of oil, gas and coal resources in Canada and internationally for the last 12 years. He also has experience in business development and project management for the mining, utilities and petroleum industries. Prior to joining Continental, Mr. Tsokas held a variety of technical and management positions for EnCana Corporation, Talisman Energy, TransAlta Corporation, Walter Energy, Rio Tinto Limited and Enhanced Exploration Pty Ltd.

Company CEO, Rich McAdoo, said of the appointment "Byron is a welcome addition to our management team and I am confident his unique background and experience will directly contribute to the Company's growth as we expand our operational activities in Indonesia."

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO, (1-561-779-9202) rrudman@continentalenergy.com
Media Contacts: Byron Tsokas, VP, (1-403-629-8840) btsokas@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. In this release, there are no assurances that the Company's planned refineries will be realized. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.